# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEXALIN TECHNOLOGY, INC., CIK 0001527352
CUSIP: 65345B201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1776 Yorktown, Suite 550, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,493,075; sole dispositive power 0; shared dispositive power 2,493,075; aggregate amount beneficially owned 2,493,075 (9.99% of the class); the aggregate amount excludes certain shares
- Alumni Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,493,075; sole dispositive power 0; shared dispositive power 2,493,075; aggregate amount beneficially owned 2,493,075 (9.99% of the class); the aggregate amount excludes certain shares
- Ashkan Mapar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,493,075; sole dispositive power 0; shared dispositive power 2,493,075; aggregate amount beneficially owned 2,493,075 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: NEXALIN TECHNOLOGY, INC.
Address of issuer's principal executive offices: 1776 Yorktown, Suite 550 Houston, TX 77056

## Item 2. Person Filing
Name of person filing:
This statement is filed by Alumni Capital LP (the "Fund"), Alumni Capital GP LLC (the "General Partner"), and Ashkan Mapar (the "Controlling Person"). The foregoing are collectively referred to herein as the "Reporting Persons".

The Fund holds, has the right to acquire, or has the obligation to acquire, securities of the Issuer. The General Partner serves as the general partner of the Fund. The Controlling person is the control person of the General Partner.
Address of principal business office or, if none, residence: The address for the principal business office of each of Alumni Capital LP, Alumni Capital GP LLC, and Ashkan Mapar is 601 Brickell Key Dr., Suite 700, Miami, FL 33131.
Citizenship: Alumni Capital LP is a Delaware limited partnership. Alumni Capital GP LLC is a Delaware limited liability company. Ashkan Mapar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Alumni Capital LP - 2,493,075*
Alumni Capital GP LLC - 2,493,075*
Ashkan Mapar - 2,493,075*

*The shares of common stock (the "Shares") of Nexalin Technology, Inc. (the "Issuer") reported herein represent Shares acquired, or that may be acquired, by Alumni Capital LP (the "Fund") pursuant to (i) a Securities Purchase Agreement dated August 19, 2026 between the Issuer and the Fund (the "SPA"), (ii) a warrant to purchase up common stock dated August 19, 2026 (the "Common Warrant"), (iii) an Any Market Purchase Agreement dated August 19, 2026, between the Issuer and the Fund (the "AMPA" and together with the SPA, the "Purchase Agreements"), and (iv) a pre-funded warrant to purchase common stock dated August 19, 2026 (the "Pre-Funded Warrant" and together with the Common Warrant, the "Warrants").

Under the Commitment Warrants, the Fund may acquire Shares in accordance with the respective terms and subject to the respective conditions and limitations contained therein. One such limitation is that the Fund is prohibited from acquiring any Shares under the Warrants, which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed 9.99% of the Shares outstanding (the "Ownership Limitation"). The Fund may change the Ownership Limitation any other percentage not in excess of 9.99% upon written agreement of the Fund and the Issuer.

Furthermore, under the Purchase Agreements, at the Issuer's sole discretion, the Fund may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreements, as applicable. One of such limitations is that the Fund is prohibited from acquiring any Shares under either Purchase Agreement, which, when aggregated with all other Shares then beneficially owned by the Fund and its affiliates, would result in the beneficial ownership by the Fund and its affiliates to exceed the Ownership Limitation. The Fund may increase or decrease the Ownership Limitation to any other percentage not in excess of 9.99% upon written agreement of the Fund and the Issuer.

As such, the percent of class reported herein is giving effect to the Purchase Agreement Ownership Limitation, and it is based upon the Issuer's Prospectus on Form 424B3 filed with the SEC on August 20, 2026 that there were 22,462,632 Shares outstanding as of August 14, 2026, plus 2,419,354 Shares that the Reporting Persons acquired pursuant to the SPA, plus the number of Shares that the Reporting Persons may acquire at the direction of the Issuer and/or upon exercise of all the Warrants (subject to the Ownership Limitation) in accordance with Rule 13d-3(d)(1)(i) under the Act.

For the sake of clarity, the Fund currently owns 2,419,354 Shares as of the date of the filing, has the right to acquire 73,721 Shares upon exercise of outstanding Warrants as of the date of the filing (based on the Ownership Limitation), and is electing to file this Schedule 13G solely to the extent that, for the purposes of Section 240.13d-3, the Reporting Persons are deemed to beneficially own the Shares pursuant to the Purchase Agreement and the Common Warrants. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Alumni Capital LP - 9.99%
Alumni Capital GP LLC - 9.99%
Ashkan Mapar - 9.99%
Sole power to vote or to direct the vote:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to vote or to direct the vote:
Alumni Capital LP - 2,493,075*
Alumni Capital GP LLC - 2,493,075*
Ashkan Mapar - 2,493,075*
Sole power to dispose or to direct the disposition:
Alumni Capital LP - 0
Alumni Capital GP LLC - 0
Ashkan Mapar - 0
Shared power to dispose or to direct the disposition:
Alumni Capital LP - 2,493,075*
Alumni Capital GP LLC - 2,493,075*
Ashkan Mapar - 2,493,075*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Alumni Capital LP: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (08/26/2026)
- Alumni Capital GP LLC: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (08/26/2026)
- Ashkan Mapar: /s/ Ashkan Mapar, Ashkan Mapar, Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (08/26/2026)